[Marlin Midstream Partners, LP Letterhead]

June 27, 2013

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom
Lilyanna L. Peyser

Re:	Marlin Midstream Partners, LP
Amendment No. 1 to
Draft Registration Statement on Form S-1
Commission File No. 377-00170
CIK No. 0001575599

Ladies and Gentlemen:

This letter sets forth the responses of Marlin Midstream Partners, LP (“we” or the “Partnership”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated June 24, 2013 (the “Comment Letter”) with respect to Amendment No. 1 to Draft Registration Statement on Form S-1 confidentially submitted by the Partnership on June 10, 2013 (File No. 377-00170). Concurrently with the submission of this letter, the Partnership has filed publicly via Edgar a Registration Statement on Form S-1 (the “Registration Statement”) with the Commission.

For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter, and set forth below each such comment is our response.

General

1.	Please tell us why you no longer intend to file the Form of Amended and Restated Limited Liability Company Agreement of Marlin Midstream GP, LLC.

Response: The Partnership respectfully advises the Staff that it has filed the Form of Amended and Restated Limited Liability Company Agreement of Marlin Midstream GP, LLC as Exhibit 3.4 to the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 82

2.

Reference is made to footnote (10) in Note 1 to the unaudited pro forma condensed combined financial statements which discusses adjustments to revenue and cost of natural gas, NGLs and condensate revenue resulting from: (i) assigning to AES multiple third party keep-whole and other commodity-based gas gathering and processing agreements, (ii) terminating existing commodity-based gas gathering and processing agreement with AES and (iii) entering into a new fee-based gathering and processing agreement with AES. We note that processing volumes used in the pro forma calculations are historical volumes gathered and processed; however, pro forma gross margin is significantly greater than historical gross margin. Please tell us your consideration of describing the change in the relationship between costs and revenues as a result of these events and the estimated impact on gross margin in your discussion of how revenues are generated by your Midstream Natural Gas segment on page 83. Please refer to Item 303(a)(3)(ii) of Regulation S-K.

Response: The Partnership acknowledges the Staff’s comment and respectfully advises as follows.

As disclosed on page 61 of the Registration Statement, the Partnership’s predecessor historically generated revenues in its midstream natural gas business primarily under keep-whole and other commodity-based gathering and processing agreements. However, as disclosed on page 85 of the Registration Statement, the Partnership intends to pursue a fee-based revenue strategy in order to minimize risks related to commodity price fluctuations uncommitted processing capacity. Under this fee-based model, the Partnership seeks to enter into fee-based gathering and processing agreements supported by minimum volume commitments, such as the new, fixed-fee gathering and processing agreement to be entered into with AES at the closing of the offering. To facilitate the pursuit of its own business strategy as a marketer of natural gas, AES will agree to the minimum volume commitment under its new agreement with the Partnership in order to ensure that it has guaranteed access to sufficient processing capacity. Although the minimum volume commitment in the new AES gathering and processing agreement is significantly higher than the historical volumes gathered and processed under the existing gathering and processing agreements to be assigned to AES at the closing of the offering, AES has indicated that it intends to fully utilize its committed capacity as it executes its business strategy over time. Consequently, the Partnership’s pro forma revenues are significantly higher than the historical revenues generated under the existing gathering and processing agreements as a result of AES’s minimum volume commitment (including any shortfall payments in respect thereof) being significantly higher than the historical volumes under the existing gathering and processing agreements.

The Partnership’s fee-based business strategy has also impacted cost of revenues on a pro forma basis as compared to the historical cost of revenues of the Partnership’s predecessor. Historically, the most significant portion of cost of revenue was attributable to natural gas, NGLs and condensate purchases under the existing gathering and processing agreements that will be assigned to AES at the closing of the offering. As discussed on page 92 of the Registration Statement, under keep-whole agreements that were in place during 2011 and 2012, the Partnership’s predecessor was required to “keep the producer whole” for the condensate and NGL volumes extracted from the natural gas stream through the delivery of or payment for a thermally equivalent volume of residue gas. The cost of these “replacement” natural gas volumes was recorded in the cost of natural gas, NGLs and condensate revenue of the Partnership’s predecessor.

However, under the Partnership’s new fee-based gathering and processing agreement with AES, the Partnership will not bear the cost of these “replacement” volumes, thereby reducing third party cost of revenues on a pro forma basis.

In addition, we respectfully refer the Staff to the disclosure on pages 85 and 91 of the Registration Statement regarding the amendments to our commercial agreements with Anadarko beginning on January 1, 2012 and the impact of such amendments on revenues generated by the Partnership’s predecessor for historical periods.

We define gross margin on page 16 of the Registration Statement as “revenues from natural gas, NGLs and condensate sales, gathering and processing fees and transloading fees, less the cost of revenues.” Pro forma revenues are significantly higher than historical revenues due to the Partnership’s shift to fixed-fee commercial agreements supported by minimum volume commitments that are higher than historical volumes; however, cost of revenues are not anticipated to increase proportionately as a result of the increase in revenue and volumes associated with such minimum commitments. As a result, the Partnership’s pro forma gross margin is expected to be significantly higher than historical gross margin.

Results of Operations, page 89

3.	We note your disclosure in your discussion and analysis of general and administrative expenses for the three months ended March 31, 2012 compared to the three months ended March 31, 2013 that the increase was primarily attributable to costs incurred in connection with the offering. Please tell us your consideration of deferring offering costs which may be charged against the gross proceeds of the offering. Please refer to ASC 340-10-S99-1.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we deferred certain direct incremental offering costs associated with specialized transactional consulting, legal expenses and other miscellaneous costs incurred to date in connection with this offering in accordance with ASC 340-10-S99-1 and will charge such deferred costs against the proceeds from the offering at the closing of the offering. Costs incurred in connection with incremental audit fees, review fees and other miscellaneous internal costs to prepare our financial statements in accordance with the Commission’s rules and regulations have been expensed as incurred in the three months ended March 31, 2013 as such costs are not considered to be direct incremental costs associated with the offering. We have revised the disclosure on page 90 of the Registration Statement to describe more clearly the nature of the incremental expenses in the three months ended March 31, 2013 as compared to March 31, 2012.

Management, page 126

Compensation Discussion and Analysis, page 128

Summary Compensation Table for 2012, page 129

4.	We note the disclosure contained in the summary compensation table. Please provide footnotes with respect to the disclosure in the table for Messrs. Maxwell and Jones indicating that, while you did not pay or accrue any amount for their compensation in 2012, they were employed and compensated by NuDevco in 2012, including for services rendered to you.

Response: The Partnership acknowledges the Staff’s comment and has added footnote disclosure on page 130 of the Registration Statement to address the Staff’s comment.

5.	We note the statement in “Narrative Disclosure to Summary Compensation Table—Base Salary” that Mr. Linton received a base salary in 2012. However, in “Summary Compensation Table For 2012,” it appears that Mr. Linton received only a bonus. Please reconcile the disclosure. Please also include an amount in the “Total” column in the summary compensation table for Mr. Linton.

Response: The Partnership acknowledges the Staff’s comment and has revised the disclosure on page 130 of the Registration Statement to provide additional information with respect to Mr. Linton.

Index to Financial Statements, page F-1

Marlin Midstream Partners, L.P. Unaudited Pro Forma Condensed Combined Financial Statements, page F-2

Note 2. Pro Forma Adjustments and Assumptions, page F-8

(13), page F-9

6.	It appears that the pro forma adjustments to interest expense related to the amortization of deferred financing costs and unused commitment fees related to the new credit facility are not included in the unaudited Pro Forma Condensed Combined Statement of Operations on pages F-5 and F-6. Please advise or revise. In addition, please disclose the amortization period of the deferred financing costs and the commitment fee as a percentage of the unused commitment.

Response: The Partnership acknowledges the Staff’s comment and has revised pages F-5, F-6 and F-9 of the Registration Statement to address the Staff’s comment.

(14), page F-10

7.	Please disclose the interest rate used to compute pro forma interest expense associated with the new credit facility and whether the rate is based on the current interest rate or the interest rate for which you have a commitment. If actual interest rates in the transaction can vary from those depicted, please disclose the effect on income of a 1/8 percent variance in interest rates. If a rate other than the current or committed rate is used, please provide prominent disclosure of the basis of presentation and the anticipated effects of the current interest rate environment in the introduction to the pro forma financial statements and wherever pro forma information is provided.

Response: The Partnership acknowledges the Staff’s comment and has revised page F-9 of the Registration Statement to address the Staff’s comment.

* * * *

At the Staff’s request, the Partnership acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Partnership may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please contact the undersigned at (832) 217-1848 if you have any questions or comments with respect to these responses to your comments.

Very truly yours,

MARLIN MIDSTREAM PARTNERS, LP

By:	Marlin Midstream GP, LLC,
its general partner

By:	/s/ Terry D. Jones
Terry D. Jones
Executive Vice President and General Counsel

Cc:	W. Keith Maxwell III
Amanda Bush
Marlin Midstream Partners, LP

Brett E. Braden
Latham & Watkins LLP

David C. Buck
Andrews Kurth LLP